

August 24, 2023

Chris Ehrlich
Chief Executive Officer
Phoenix Biotech Acquisition Corp.
2201 Broadway, Suite 705
Oakland, CA 94612

> **Re: Phoenix Biotech Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 14, 2023**
> **File No. 333-272467**

Dear Chris Ehrlich:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Sources and Uses of Funds for the Business Combination, page 16

1. We note your response to prior comment 8 and re-issue in part. We note the "Total Sources" and "Total Uses" figures in each column are not aligned. Please align these figures or advise.

You may contact Ibolya Ignat at 202-551-3636 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen M. Davis